[Letterhead of Jones Day]
March 22, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549
Attention: Dan Duchovny, Esq.
Re: GenCorp (File No. 1-0152)
Ladies & Gentlemen:
     As you may have seen, Pirate Capital LLC issued a press release earlier today regarding the recommendation of Institutional Shareholder Services with respect to the matters to be considered at GenCorp’s annual meeting of shareholders (copy faxed under separate cover). As with many of the statements contained in the original draft of its proxy statement, GenCorp believes that Pirate’s press release is materially false and misleading, and respectfully requests that the Staff consider the following statements from today’s press release.
     Pirate quotes Carlton B. Klein, a Pirate portfolio manager as saying, “We are pleased that ISS has recommended shareholders vote on the green proxy card, and we urge shareholders to support all of our nominees....” This statement is followed by a quote from Thomas R. Hudson Jr, Pirate founder, which reads, “I urge all shareholders to follow ISS’ INDEPENDENT recommendation to VOTE THE GREEN PROXY CARD.”
     The clear, and we believe intended, implication of these quotes is that ISS recommended that GenCorp’s shareholders vote for all of Pirate’s nominees. In fact, ISS’ recommendation (see page 9 of the report, which was sent by fax under separate cover) is “a vote FOR Robert C. Woods and WITHHOLD votes from Todd R. Snyder and David A. Lorber on the GREEN proxy card.” ISS’ recommendation is NOT to vote the green proxy card in its entirety, as clearly implied by Pirate’s press release.
     As you may be aware, ISS’ recommendations are provided as a fee-based service. Consequently, many shareholders who read Pirate’s press release will likely not have access to ISS’ actual report. While GenCorp has issued its own press release (copy faxed under separate cover), we believe that alone it is insufficient to correct the misleading impression left by Pirate’s press release because without a release by Pirate, GenCorp’s release will inevitably appear to be just the usual disagreement between proxy contestants. To prove the point, we have faxed under separate cover an email from Linda Cutler, Vice President, Corporate Communications at GenCorp,

Securities and Exchange Commission
March 22, 2006

reporting that the Sacramento Bee decided not to do a story on GenCorp’s press release because the editor feels it’s a “’he said, she said’ thing.”
     Consequently, we respectfully request that the Staff require Pirate to correct these statements as well. In that regard, we believe that Pirate ought to be required to acknowledge the corrective disclosure as such, and that it was required by the SEC. Otherwise, Pirate will again just spin some formulation that doesn’t make it clear it is correcting the misleading impression it created with its original press release.
     Furthermore, Pirate’s actions continue a trend of misleading disclosures in an attempt to dupe shareholders as opposed to having a fair and honest election. Given the many misleading statements that were corrected in its proxy materials from the first preliminary filing until the definitive filing, and its continued abuse of the proxy solicitation process, we believe that Pirate should be required to pre-clear any materials it may use in this contest from now until the meeting date.
     We would, of course, be pleased to discuss these matters with you in greater detail.

Very truly yours,
/s/ Christopher J. Hewitt

Christopher J. Hewitt

cc:	Mark Whitney, Esq. (GenCorp) Robert A. Profusek, Esq. (Jones Day) Stephen Fraidin, Esq. (Kirkland & Ellis)